UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MAC-GRAY CORPORATION

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

554153106

(CUSIP Number)

Richard A. Silberberg

Moab Capital Partners, LLC

15 East 62nd Street

New York, NY 10065

(212) 981-2645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554153106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moab Capital Partners, LLC 20-4093001
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,329,918
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,329,918
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,329,918
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moab Partners, LP 20-4092810
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,329,918
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,329,918
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,329,918
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 616900106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael M. Rothenberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,329,918
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,329,918
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,329,918
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) IN, HC

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, $.01 Par Value, of Mac-Gray Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 404 Wyman Street, Suite 400, Waltham, Massachusetts 02451-1212.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Moab Capital Partners, LLC (“Moab LLC”); Moab Partners, L.P. (“Moab L.P.”); and Mr. Michael M. Rothenberg (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

(b)	The address of each Reporting Person is 15 East 62nd Street, New York, NY 10065.

(c)	(i) The principal business of Moab LLC is to act as the investment manager for Moab, L.P. and its affiliated private investment funds.

(ii) The principal business of Moab L.P. is investing in event-driven securities, often as an activist shareholder or bondholder.

(iii) The principal occupation of Mr. Rothenberg is managing member of Moab LLC.

(d)	None.

(e)	None.

(f)	(i) Moab LLC is a Delaware limited liability company.

    (ii) Moab L.P. is a Delaware limited partnership.

    (iii) Mr. Rothenberg is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Moab L.P. effects transactions in securities primarily through margin accounts maintained with JP Morgan Securities Corp., which may extend margin credit to Moab L.P. as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.

Item 4.	Purpose of Transaction

Since the date on which the Reporting Persons returned to filing a Schedule 13G with respect to the Issuer’s Common Stock on April 19, 2012, the Reporting Persons have acquired 1,329,918 shares or 9.2% of Common Stock (the “Shares”) for investment purposes, and the acquisitions of the Shares by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. However, as of March 4, 2013, the Reporting Persons intend to nominate a slate of directors for election at the Issuer’s 2013 annual meeting of shareholders (the “2013 Meeting”). As of March 4, 2013, the Reporting Persons have identified three independent candidates to stand for election as directors on the Issuer’s Board of Directors (the “Board”). On March 6, 2013, the Reporting Persons sent a letter to the Board (the “Letter”) formally nominating Mr. Mark Bromberg, Mr. James E. Hyman, and Mr. Rothenberg for election as directors of the Issuer at the 2013 Meeting and explaining the reasons in support of their nomination. A copy of the letter sent is attached as Exhibit B. The Reporting Persons also disclosed the nominations with a press release on March 6, 2013 (the “Press Release”), a copy of which is attached as Exhibit C. In addition, the Reporting Persons have prepared a form of presentation (the “Presentation”) to be used in speaking to proxy advisors and analysts and possibly to a small number of institutional investors who may be solicited prior to the filing of definitive proxy materials. A copy of this presentation is attached as Exhibit D and was delivered to the Board under a cover letter attached as Exhibit E. This presentation may be regarded as expressing an intent of the Reporting Persons to consider, among other actions, enhanced distributions by the Company, a change in capitalization or dividend policy, a greater willingness to consider acquisition proposals or a change in the company’s charter by removing a staggered board.

All information and opinions in the Letter and in the Press Release are the sole views of the Reporting Persons, and are made as of the date of this filing.

Subject to regulatory restrictions, market conditions and other factors, the Reporting Persons may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.

Item 5.	Interest in Securities of the Issuer

(a)	Moab L.P. owns 1,329,918 Shares. Because Moab LLC has sole voting and investment power over Moab L.P.’s security holdings, and Mr. Rothenberg, in his role as the Manager of Moab LLC, controls its voting and investment decisions, each of Moab L.P., Moab LLC, and Mr. Rothenberg may be deemed to have beneficial ownership of the Shares owned of record by Moab L.P., which represent approximately 9.2% of the outstanding Shares.

All ownership percentages are calculated based on 14,503,874 shares of Common Stock outstanding as of November 5, 2012 as reported in the Issuer’s most recent Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012, as filed with the Securities and Exchange Commission on November 9, 2012.

Mr. Rothenberg disclaims beneficial ownership of such Shares.

(b)	With respect to all of the Shares that are held by Moab L.P., Mr. Rothenberg has the sole power to vote and dispose or direct the disposition of the Shares.

(c)	Moab L.P. did not effect any transactions in the Shares during the past 60 days.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

The following exhibits are filed: (1) the joint filing agreement pursuant to Rule 13d-1(k), attached as Exhibit A, (2) the Letter, attached as Exhibit B, (3) the Press Release, attached as Exhibit C, (4) the Presentation, attached as Exhibit D and (4) the cover letter to the Board with respect to the Presentation, attached as Exhibit E.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2013

Moab Partners, L.P.

By: Moab GP, LLC
Its: General Partner

By: Moab Capital Partners, LLC
Its: Managing Member

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: March 5, 2013

Moab Partners, L.P.

By: Moab GP, LLC
Its: General Partner

By: Moab Capital Partners, LLC
Its: Managing Member

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

Exhibit B

Letter to the Board of Directors

Moab Partners, L.P.

15 East 62nd Street

New York, NY 10065

March 6, 2013

Via FedEx and E-Mail

Mac-Gray Corporation

404 Wyman Street, Suite 400

Waltham, MA 02451

Attention: Linda A. Serafini, Corporate Secretary

Re:	Notice of Nomination of Persons for Election as Directors

Dear Ms. Serafini:

Moab Partners, L.P. (the “Nominating Stockholder”) hereby gives notice to Mac-Gray Corporation (the “Company”) that it is formally nominating Mark L. Bromberg, James E. Hyman and Michael M. Rothenberg (each a “Nominee” and together the “Nominees”) for election to the Board of Directors of the Company (the “Board”). The numbered paragraphs below correspond to subsections of Article I, Section 2(a) of the Company’s Amended and Restated By-Laws, as further amended by Amendment No. 1 thereto (the “Bylaws”).

2(A)	Please see Exhibit A hereto for all information relating to the Nominees that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Please see Exhibit B hereto for each Nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

2(B)	The following is any other business that the Nominating Stockholder proposes to bring before the annual meeting of the stockholders of the Company (the “Annual Meeting”).

None.

(2)(C)(i)	Name and address of the Nominating Stockholder, as they appear on the Company’s books:

Moab Partners, L.P.
15 East 62nd Street
New York, NY 10065

Names and addresses of additional Proposing Persons (as such term is defined in the Bylaws), as each additional Proposing Person listed below could be deemed a beneficial owner of the Company’s common stock that is owned by the Nominating Stockholder:

Moab Capital Partners, LLC
15 East 62nd Street
New York, NY 10065

Michael M. Rothenberg
15 East 62nd Street
New York, NY 10065

As used in this Notice of Nomination, the term “Proposing Persons” shall include the Nominating Stockholder, Moab Capital Partners, LLC (“MCP”) and Michael M. Rothenberg.

2(C)(ii)(a)	The following is, as to each Proposing Person, the class or series and number of all shares of capital stock of the Company that are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), including any shares of any class or series of capital stock of the Company as to which such Proposing Person or affiliate or associate has a right to acquire beneficial ownership at any time in the future:

Proposing Person	Class	Total Shares Owned of Record	Total Shares Beneficially Owned
Moab Partners, L.P.	Common Stock	200	1,329,918	(1)
Moab Capital Partners, LLC	Common Stock	0	1,329,918	(2)
Michael M. Rothenberg	Common Stock	0	1,329,918	(2)

(1)	Includes 200 shares owned of record and 1,329,718 shares beneficially owned by Moab Partners, L.P. in street name.
(2)	Includes 1,329,918 shares owned of record and beneficially by Moab Partners, L.P. Because Moab Capital Partners, LLC has voting and investment power over Moab Partners, L.P.’s security holdings and Mr. Rothenberg, in his role as the Manager of Moab Capital Partners, LLC, controls its voting and investment decisions, each of Moab Partners, L.P., Moab Capital Partners, LLC and Mr. Rothenberg may be deemed to have beneficial ownership of the shares owned by Moab Partners, L.P.

Mr. Rothenberg disclaims beneficial ownership of such shares.

2(C)(ii)(b)	The following is, as to each Proposing Person, all Synthetic Equity Interests (as such term is defined in the Bylaws) in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest, including a description of the material terms of each such Synthetic Equity Interest, including without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest:

None.

2(C)(ii)(c)	The following is, as to each Proposing Person, any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to vote any shares of any class or series of capital stock of the Company:

Investment Management Agreement, dated as of April 18, 2011, between MCP and the Nominating Stockholder (the “Investment Management Agreement”).

2(C)(ii)(d)	The following is, as to each Proposing Person, any rights to dividends or other distributions on the shares of any class or series of capital stock of the Company owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Company:

None.

2(C)(ii)(e)	The following is, as to each Proposing Person, any performance-related fees (other than an asset based fee) that such Proposing Person is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of the Company or any Synthetic Equity Interests:

With respect to the Nominating Stockholder, MCP is entitled to an allocation of a portion of profits, if any.

2(C)(iii)	The following is, as to each Proposing Person, a description of the material terms of all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act) with any other person for the purpose of acquiring, holding, disposing of or voting any shares of any class or series of capital stock of the Company:

The Nominating Stockholder effects transactions in securities primarily through margin accounts maintained with JP Morgan Securities Corp., which may extend margin credit to the Nominating Stockholder as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.

Pursuant to the Investment Management Agreement, MCP, in its capacity as investment manager, manages the investment and reinvestment of the cash and securities in specified accounts of the Nominating Stockholder (the “Portfolio”). The Investment Management Agreement grants MCP the authority to, among other things (i) buy and sell securities for the Portfolio, subject to certain restrictions and (ii) vote in all matters for which a shareholder vote is solicited with respect to issuers of securities held in the Portfolio.

2(D)(i)	The following is a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, including with any proposed nominees, pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders:

The agreements contained in Exhibit B hereto.

2(D)(ii)	The following is an identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s) and, to the extent known, the class and number of all shares of the Company’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s):

None.

2(E)	The Nominating Stockholder and the other Proposing Persons will deliver a proxy statement and form of proxy to holders of at least the percentage of voting power of all of the shares of capital stock of the Company reasonably believed by the Nominating Stockholder and other Proposing Persons to be sufficient to elect the Nominees.

(3)	The Nominating Stockholder represents that it will further update and supplement this Notice of Nomination, if necessary, so that the information (including, without limitation, the Material Ownership Interests (as such term is defined in the Bylaws) information) provided or required to be provided in this Notice of Nomination shall be true and correct as of the record date for the Company’s next Annual Meeting and as of the date that is ten (10) business days prior to the Annual Meeting, and that any such update and supplement shall be delivered to the Secretary of the Company at the principal executive offices of the Company not later than the close of business on the fifth (5th) business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date for the Annual Meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the Annual Meeting).

The Nominating Stockholder represents that, in compliance with Article I, Section 2(b)(3) of the Bylaws, the Nominating Stockholder, or a qualified representative (as described in the Bylaws) of the Nominating Stockholder, will appear at the Annual Meeting to present the Nominating Stockholder’s nomination of the Nominees.

Our delivery of this Notice of Nomination or any additional information in connection herewith will not constitute a waiver of our right to contest the validity of any notice requirement or any other matter.

We believe this Notice of Nomination is in proper form and satisfies the requirements of the Bylaws. If you find that any information in this Notice of Nomination is incorrect or that any required information has been omitted, we expect that you will, not later than March 14, 2013, provide us with a detailed written explanation as to any such alleged deficiency, so that we may correct or supplement this Notice of Nomination, as applicable. We reserve the right to give further notice of additional business to be conducted or nominations to be made at the Annual Meeting or to otherwise revise this Notice of Nomination, as applicable.

Please do not hesitate to contact us with any questions regarding these matters.

Very truly yours,

Moab Partners, L.P.

By:	Moab GP, LLC

By:	/s/ Michael M. Rothenberg
Name:	Michael M. Rothenberg
Title:	Managing Director

Exhibit A

Below is the information relating to the Nominees that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act:

The following are the name, age, present principal occupation, employment history and directorships of publicly held companies of each of the Nominees for at least the last five years:

Mark L. Bromberg is 61 years old. From 2002 to present, Mr. Bromberg has been Chairman and Chief Executive Officer of Apex Restaurant Group, L.P., which has managed and/or currently manages multi-unit groups of retail and restaurant brands, including Left at Albuquerque®, Airspace Lounge®, Cozymel’s®, The Woodlands® and Bevmax®, as well as various groups of franchised restaurants, including Burger King®. Mr. Bromberg is not a director and, for the last five years, has not been a director of any publicly held company or any company that is a registered investment company under the Investment Company Act of 1940. Mr. Bromberg holds both B Sc. and MBA degrees from Cornell University. The Nominating Stockholder believes that the attributes, skills and qualifications that Mr. Bromberg has developed in his career will provide the Board of Directors and the Company with valuable industry knowledge and management expertise.

James E. Hyman is 52 years old. From May 2011 to present, Mr. Hyman has been President and CEO of TestAmerica Laboratories, Inc. (“TestAmerica”), the nation’s largest provider of environmental testing services. In addition, from February 2011 to present, Mr. Hyman has been a Board Member, as well as Chairman of the Audit Committee and a member of the Compensation Committee, of Grosvenor Americas, an operating company of Grosvenor Group Limited (“Grosvenor”), a privately owned global property group with assets under management exceeding $18 billion. Starting in 2005 Mr. Hyman served as Chairman and Chief Executive Officer of Cornell Companies, Inc., a New York Stock Exchange traded provider of correctional facility services, until its sale in 2010. From 2000 to present, Mr. Hyman has served as Board Chairman of the non-profit Mega-Cities Project, an organization focused on urban development issues in the world’s largest cities. Mr. Hyman received an MBA with Distinction from Harvard Business School and an AB with honors from The University of Chicago. The Nominating Stockholder believes that the attributes, skills and qualifications that Mr. Hyman has developed in his career will provide the Board of Directors and the Company with valuable industry knowledge and management expertise.

Michael M. Rothenberg is 39 years old. From 2006 to present, Mr. Rothenberg has been the Managing Director of Moab Capital Partners, LLC, a value-oriented investment management firm. Mr. Rothenberg is not a director and, for the last five years, has not been a director of any publicly held company or any company that is a registered investment company under the Investment Company Act of 1940. Mr. Rothenberg holds a BS from the University of Pennsylvania. Based upon Mr. Rothenberg’s 15 years of experience in the investment management business, which enables him to understand the complex business and financial issues that a company may face, the Nominating Stockholder believes that Mr. Rothenberg has the requisite set of skills to serve as a Board member of the Company.

Mr. Bromberg’s business address is Apex Restaurant Group, L.P., 6340 International Parkway, Suite 300, Plano, TX 75093.

Mr. Hyman’s business address is TestAmerica Laboratories, Inc., 19 Old Kings Highway South, Suite 100, Darien, CT 06820.

Mr. Rothenberg’s business address is Moab Capital Partners, LLC, 15 East 62nd Street, New York, NY 10065.

None of Apex Restaurant Group, L.P., TestAmerica Laboratories, Inc. and Moab Capital Partners, LLC is a parent, subsidiary or other affiliate of the Company.

The Proposing Persons believe that each of the Nominees is “independent” within the meaning of the Securities and Exchange Commission (“SEC”) and New York Stock Exchange rules regarding board of directors independence. Each of the Nominees has consented to serve as a director of the Company, if elected, and to be named in a proxy statement as a nominee for election to the Board.

Mr. Rothenberg is deemed to beneficially own 1,329,918 shares of common stock, par value $0.01 per share, of the Company, representing approximately 9.2% of the Company’s outstanding shares of common stock (based upon the 14,503,874 shares of common stock of the Company stated to be outstanding as of November 5, 2012 by the Company in the Company’s Quarterly Report filed on Form 10-Q with the SEC for the quarter ended September 30, 2012), which includes 1,329,918 shares owned of record and beneficially by the Nominating Stockholder. Mr. Rothenberg is a Manager of MCP, which has voting and investment power over the Nominating Stockholder’s security holdings. Mr. Rothenberg disclaims beneficial ownership of such shares.

Please see Exhibit C hereto for information relating to purchases and sales of Mr. Rothenberg’s beneficially owned securities of the Company during the past two years.

The Nominees will not receive any compensation from the Proposing Persons for their services as directors of the Company. None of the Nominees received any compensation from the Company during the Company’s last completed fiscal year.

Other than as stated in this Notice of Nomination, including the exhibits hereto, there are no arrangements or understandings between the Proposing Persons and the Nominees or any other person or persons pursuant to which the nomination of the Nominees is to be made. None of the Nominees nor any of their associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Apex Restaurant Group, L.P. focuses on the management, rejuvenation and re-engineering of underperforming restaurant concepts. In connection therewith:

(i) Pursuant to a management agreement between Blue Chalk Café Corporation (“Blue Chalk Cafe”) and Apex Restaurant Group, L.P., Mr. Bromberg served as the President of Blue Chalk Cafe when Blue Chalk Cafe filed a voluntary petition for reorganization under Chapter 11 in the US Bankruptcy Court of the Northern District of Texas on October 9, 2009. Blue Chalk Cafe, founded in 1993, was based in Palo Alto, California. It owned and operated four restaurants in California. During the Chapter 11 case, substantially all of Blue Chalk Cafe’s assets were sold and an order dismissing the bankruptcy was entered into on January 11, 2011.

(ii) Pursuant to a management agreement between Pinnacle Restaurant Group (“Pinnacle”) and Apex Restaurant Group, L.P., Mr. Bromberg served as the President of Pinnacle when, at the direction of its secured lender, Pinnacle filed a voluntary petition for reorganization under Chapter 11 in the US Bankruptcy Court of the Northern District of Texas on March 14, 2003. Pinnacle operated a series of casual dining restaurants under the “Harrigan’s” brand in Texas, Oklahoma and New Mexico. On October 24, 2003 the Chapter 11 case was converted to Chapter 7.

Other than as stated in this Notice of Nomination, including the exhibits hereto, (i) during the last 10 years, none of the Nominees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) none of the Nominees, directly or indirectly, beneficially owns any securities of the Company; (iii) none of the Nominees owns any securities of the Company which are owned of record but not beneficially; (iv) none of the Nominees has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) none of the Nominees is, or within the past year was, a party to any contract, arrangement or understanding with any persons with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profits, divisions of losses or profits, or the giving or withholding of proxies; (vii) no associate of any of the Nominees owns beneficially, directly or indirectly, any securities of the Company; (viii) none of the Nominees owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) none of the Nominees nor any of their associates or immediate family members (as such term is described in Item 404(a) of Regulation S-K) (x) was a party to, or had a material interest in, since the beginning of the Company’s last fiscal year, any transaction, or series of similar transactions, or (y) is a party to, or has a material interest in, any currently proposed transaction, or series of similar transactions, in each case to which the Company or any of its subsidiaries was or is a party, in which the amount involved exceeds $120,000; (x) none of the Nominees nor any of their associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including each Nominee, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted on at the Annual Meeting, other than an interest, if any, as a stockholder of the Company.

Exhibit B

Consents of Nominees

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Mac-Gray Corporation (the “Company”) in the proxy statement and other proxy materials in connection with the solicitation of proxies from stockholders of the Company to be voted at the 2013 annual meeting of stockholders of the Company, and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: March 4, 2013

/s/ Mark L. Bromberg
Mark L. Bromberg

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Mac-Gray Corporation (the “Company”) in the proxy statement and other proxy materials in connection with the solicitation of proxies from stockholders of the Company to be voted at the 2013 annual meeting of stockholders of the Company, and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: March 6, 2013

/s/ James E. Hyman
James E. Hyman

CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of Mac-Gray Corporation (the “Company”) in the proxy statement and other proxy materials in connection with the solicitation of proxies from stockholders of the Company to be voted at the 2013 annual meeting of stockholders of the Company, and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: March 5, 2013

/s/ Michael M. Rothenberg
Michael M. Rothenberg

Exhibit C

Purchases and Sales of Securities of the Company

The following list indicates the date of each purchase and sale of common stock of the Company within the past two years, made by the Proposing Persons with respect to shares beneficially owned by Michael M. Rothenberg, as well as the quantity of shares and aggregate U.S. dollar amount in each such purchase and sale. Transactions associated with Moab Capital Partners, LLC were for actively managed client accounts. For purposes of this list, Moab Capital Partners, LLC will be referred to as “MCP.”

Trade Date	Quantity of Shares	U.S. Dollar Amount	Party to the Transaction
PURCHASES
1/5/11	122	$1,790	Moab Partners, L.P.
1/6/11	1,000	$14,695	Moab Partners, L.P.
1/19/11	4,000	$58,748	Moab Partners, L.P.
1/20/11	339	$4,989	Moab Partners, L.P.
1/20/11	3,420	$50,618	Moab Partners, L.P.
1/21/11	13,000	$188,559	Moab Partners, L.P.
1/21/11	600	$8,703	Moab Partners, L.P.

1/21/11	1,007	$14,598	Moab Partners, L.P.
1/24/11	3,850	$56,622	Moab Partners, L.P.
1/26/11	4,429	$65,305	Moab Partners, L.P.
1/28/11	2,220	$32,333	Moab Partners, L.P.
1/31/11	4,459	$65,203	Moab Partners, L.P.
2/4/11	3,429	$50,656	Moab Partners, L.P.
2/4/11	200	$2,977	Moab Partners, L.P.
2/8/11	4,452	$65,550	Moab Partners, L.P.
2/9/11	4,897	$72,605	Moab Partners, L.P.
2/28/11	15,085	$238,892	Moab Partners, L.P.
3/1/11	1,000	$15,714	Moab Partners, L.P.
3/2/11	2,600	$40,328	Moab Partners, L.P.
3/3/11	16,700	$261,694	Moab Partners, L.P.
3/7/11	1,519	$23,627	Moab Partners, L.P.
3/10/11	13,300	$197,618	Moab Partners, L.P.
3/11/11	2,259	$32,720	Moab Partners, L.P.
3/14/11	2,378	$34,345	Moab Partners, L.P.
3/15/11	6,027	$86,022	Moab Partners, L.P.
3/16/11	9,007	$128,609	Moab Partners, L.P.
3/17/11	12,567	$180,512	Moab Partners, L.P.
3/23/11	100	$1,507	Moab Partners, L.P.
3/24/11	100	$1,517	Moab Partners, L.P.
3/25/11	5,100	$78,238	Moab Partners, L.P.
3/28/11	75	$1,166	Moab Partners, L.P.
3/29/11	2,600	$41,477	Moab Partners, L.P.
3/30/11	2,178	$34,970	Moab Partners, L.P.
3/31/11	347	$5,526	Moab Partners, L.P.
4/7/11	22,200	$368,542	Moab Partners, L.P.
4/8/11	4,000	$65,451	Moab Partners, L.P.
4/11/11	8,162	$131,442	Moab Partners, L.P.
4/12/11	9,110	$145,691	Moab Partners, L.P.
4/13/11	6,787	$108,464	Moab Partners, L.P.
4/14/11	2,786	$44,391	Moab Partners, L.P.
4/18/11	5,618	$89,032	Moab Partners, L.P.
4/19/11	1,400	$22,267	Moab Partners, L.P.
4/21/11	5,100	$80,906	Moab Partners, L.P.
5/3/11	5,832	$94,063	Moab Partners, L.P.
5/4/11	1,073	$17,156	Moab Partners, L.P.
5/5/11	11,254	$178,833	Moab Partners, L.P.
5/6/11	2,600	$41,343	Moab Partners, L.P.
5/9/11	2,000	$31,718	Moab Partners, L.P.
5/10/11	3,103	$49,046	Moab Partners, L.P.
5/11/11	15,400	$243,982	Moab Partners, L.P.
5/12/11	12,654	$199,769	Moab Partners, L.P.
5/13/11	23,398	$366,815	Moab Partners, L.P.
5/16/11	20,762	$322,446	Moab Partners, L.P.
5/17/11	8,600	$131,098	Moab Partners, L.P.
5/18/11	8,700	$132,643	Moab Partners, L.P.
5/19/11	18,800	$287,091	Moab Partners, L.P.

5/20/11	11,513	$175,008	Moab Partners, L.P.
5/23/11	19,557	$294,309	Moab Partners, L.P.
5/24/11	18,771	$282,708	Moab Partners, L.P.
5/25/11	12,306	$184,212	Moab Partners, L.P.
5/26/11	1,700	$25,505	Moab Partners, L.P.
5/27/11	12,573	$188,284	Moab Partners, L.P.
5/31/11	10,125	$153,440	Moab Partners, L.P.
6/1/11	5,818	$87,570	Moab Partners, L.P.
6/2/11	4,470	$66,858	Moab Partners, L.P.
6/3/11	9,429	$140,861	Moab Partners, L.P.
6/6/11	3,564	$52,939	Moab Partners, L.P.
6/7/11	1,547	$22,728	Moab Partners, L.P.
6/8/11	1,987	$29,178	Moab Partners, L.P.
6/9/11	1,700	$25,042	Moab Partners, L.P.
6/10/11	12,222	$179,067	Moab Partners, L.P.
6/13/11	6,623	$96,640	Moab Partners, L.P.
6/14/11	8,600	$125,648	Moab Partners, L.P.
6/15/11	26,273	$378,562	Moab Partners, L.P.
6/16/11	2,904	$41,939	Moab Partners, L.P.
6/17/11	5,202	$75,498	Moab Partners, L.P.
6/20/11	800	$11,604	Moab Partners, L.P.
6/22/11	3,320	$49,701	Moab Partners, L.P.
6/23/11	8,162	$120,424	Moab Partners, L.P.
6/24/11	5,385	$79,558	Moab Partners, L.P.
6/30/11	8,270	$128,809	Moab Partners, L.P.
7/1/11	24,000	$360,720	Moab Partners, L.P.
7/5/11	6,652	$98,563	Moab Partners, L.P.
7/7/11	296	$4,575	Moab Partners, L.P.
7/8/11	14,996	$228,565	Moab Partners, L.P.
7/11/11	1,001	$15,094	Moab Partners, L.P.
7/13/11	27,556	$408,297	Moab Partners, L.P.
7/14/11	4,877	$71,523	Moab Partners, L.P.
7/21/11	1,300	$19,458	Moab Partners, L.P.
7/25/11	1,596	$23,760	Moab Partners, L.P.
7/27/11	11,359	$167,289	Moab Partners, L.P.
7/28/11	3,801	$55,657	Moab Partners, L.P.
8/1/11	1,500	$22,048	Moab Partners, L.P.
8/2/11	15,255	$222,551	Moab Partners, L.P.
8/3/11	4,498	$65,346	Moab Partners, L.P.
8/4/11	17,232	$244,608	Moab Partners, L.P.
8/5/11	233	$3,309	Moab Partners, L.P.
8/8/11	4,664	$63,530	Moab Partners, L.P.
8/9/11	17,252	$231,420	Moab Partners, L.P.
8/10/11	21,420	$294,401	Moab Partners, L.P.
8/11/11	2,500	$35,033	Moab Partners, L.P.
8/12/11	13,774	$191,475	Moab Partners, L.P.
8/15/11	2,200	$30,517	Moab Partners, L.P.
8/16/11	7,472	$104,353	Moab Partners, L.P.
8/22/11	4,617	$64,320	Moab Partners, L.P.

8/24/11	34,700	$478,172	Moab Partners, L.P.
8/25/11	3,400	$46,284	Moab Partners, L.P.
8/26/11	100	$1,359	Moab Partners, L.P.
8/31/11	15,107	$208,702	Moab Partners, L.P.
9/1/11	12,434	$170,056	Moab Partners, L.P.
9/2/11	13,561	$180,333	Moab Partners, L.P.
9/6/11	5,259	$67,752	Moab Partners, L.P.
9/8/11	12,065	$158,027	Moab Partners, L.P.
9/9/11	21,737	$277,366	Moab Partners, L.P.
9/12/11	9,600	$121,048	Moab Partners, L.P.
9/13/11	1,000	$12,659	Moab Partners, L.P.
9/14/11	2,723	$34,551	Moab Partners, L.P.
9/15/11	1,500	$19,254	Moab Partners, L.P.
9/19/11	1,700	$21,973	Moab Partners, L.P.
9/21/11	5,115	$61,622	Moab Partners, L.P.
9/22/11	4,447	$52,956	Moab Partners, L.P.
9/23/11	6,137	$75,110	Moab Partners, L.P.
9/26/11	2,595	$31,812	Moab Partners, L.P.
9/28/11	7,520	$94,169	Moab Partners, L.P.
9/29/11	6,093	$76,924	Moab Partners, L.P.
9/30/11	8,814	$113,124	Moab Partners, L.P.
10/3/11	12,086	$157,789	Moab Partners, L.P.
10/6/11	9,429	$123,001	Moab Partners, L.P.
10/7/11	8,227	$105,979	Moab Partners, L.P.
10/10/11	3,258	$42,484	Moab Partners, L.P.
10/20/11	1,200	$15,063	Moab Partners, L.P.
11/1/11	8,100	$108,525	Moab Partners, L.P.
11/7/11	2,600	$36,359	Moab Partners, L.P.
11/8/11	182	$2,567	Moab Partners, L.P.
11/17/11	100	$1,329	Moab Partners, L.P.
11/25/11	2,418	$29,346	Moab Partners, L.P.
11/30/11	8,145	$98,414	Moab Partners, L.P.
12/1/11	5,094	$63,202	Moab Partners, L.P.
12/2/11	2,600	$33,412	Moab Partners, L.P.
12/8/11	13,010	$175,911	Moab Partners, L.P.
12/9/11	2,700	$36,724	Moab Partners, L.P.
12/12/11	200	$2,790	Moab Partners, L.P.
12/13/11	5,828	$80,820	Moab Partners, L.P.
12/14/11	7,407	$99,792	Moab Partners, L.P.
12/15/11	2,100	$28,712	Moab Partners, L.P.
12/27/11	901	$12,569	Moab Partners, L.P.
12/28/11	5,164	$70,758	Moab Partners, L.P.
12/30/11	1,444	$19,873	Moab Partners, L.P.
1/4/12	1,300	$18,117	Moab Partners, L.P.
1/5/12	1,801	$25,093	Moab Partners, L.P.
1/9/12	5,360	$73,716	Moab Partners, L.P.
1/11/12	500	$6,974	Moab Partners, L.P.
1/31/12	100	$1,400	Moab Partners, L.P.
3/2/12	5,270	$72,070	Moab Partners, L.P.

3/6/12	1,700	$23,345	Moab Partners, L.P.
3/7/12	31,797	$435,473	Moab Partners, L.P.
3/12/12	900	$12,574	Moab Partners, L.P.
3/16/12	900	$12,645	Moab Partners, L.P.
4/13/12	1,300	$19,278	Moab Partners, L.P.
4/19/12	200	$2,994	Moab Partners, L.P.
4/25/12	6,000	$87,401	Moab Partners, L.P.
5/7/12	6,825	$94,429	Moab Partners, L.P.
5/8/12	9,744	$137,189	Moab Partners, L.P.
5/9/12	5,200	$73,342	Moab Partners, L.P.
5/10/12	14,701	$205,242	Moab Partners, L.P.
5/18/12	1,634	$21,425	Moab Partners, L.P.
5/21/12	1,600	$21,022	Moab Partners, L.P.
5/22/12	8,414	$108,743	Moab Partners, L.P.
5/23/12	700	$8,741	Moab Partners, L.P.
5/24/12	4,851	$61,687	Moab Partners, L.P.
5/29/12	1,200	$15,222	Moab Partners, L.P.
5/30/12	895	$11,244	Moab Partners, L.P.
5/31/12	19,056	$236,815	Moab Partners, L.P.
6/1/12	6,200	$75,283	Moab Partners, L.P.
6/4/12	100	$1,195	Moab Partners, L.P.
6/8/12	2,200	$27,157	Moab Partners, L.P.
6/11/12	17,712	$210,550	Moab Partners, L.P.
7/30/12	8,215	$112,314	Moab Partners, L.P.
7/31/12	2,900	$40,062	Moab Partners, L.P.
8/1/12	12,115	$164,335	Moab Partners, L.P.
9/20/12	100	$1,292	Moab Partners, L.P.
9/27/12	1,100	$14,702	Moab Partners, L.P.
9/27/12	10,160	$135,937	Moab Partners, L.P.
10/5/12	1,500	$20,627	Moab Partners, L.P.
10/19/12	4,933	$62,598	Moab Partners, L.P.
12/20/12	10,496	$127,038	Moab Partners, L.P.
7/2/12	300	$4,183	MCP account
7/5/12	5200	$75,516	MCP account
7/6/12	29000	$420,575	MCP account
7/11/12	416	$5,965	MCP account
7/12/12	2700	$37,884	MCP account
7/16/12	600	$8,575	MCP account
7/17/12	2000	$28,709	MCP account
7/20/12	3299	$46,405	MCP account
7/24/12	2507	$34,037	MCP account
7/25/12	2740	$37,013	MCP account
7/30/12	1165	$15,928	MCP account
7/31/12	643	$8,883	MCP account
8/31/12	200	$2,637	MCP account
11/5/12	10,000	133,553	MCP account
11/14/12	1,000	11,796	MCP account

SALES
10/24/11	1,200	$17,328	Moab Partners, L.P.
10/24/11	199	$2,874	Moab Partners, L.P.
12/16/11	1,840	$25,733	Moab Partners, L.P.
3/26/12	900	$13,153	Moab Partners, L.P.
3/26/12	900	$13,153	Moab Partners, L.P.
3/26/12	5,647	$82,527	Moab Partners, L.P.
3/27/12	2,399	$35,706	Moab Partners, L.P.
4/2/12	2,400	$36,897	Moab Partners, L.P.
4/19/12	200	$3,009	Moab Partners, L.P.
4/19/12	600	$9,028	Moab Partners, L.P.
4/26/12	100	$1,499	Moab Partners, L.P.
4/27/12	1,287	$19,304	Moab Partners, L.P.
5/8/12	1,203	$17,027	Moab Partners, L.P.
6/13/12	403	$5,185	Moab Partners, L.P.
6/25/12	753	$10,388	Moab Partners, L.P.
6/27/12	300	$4,215	Moab Partners, L.P.
7/2/12	1,100	$15,662	Moab Partners, L.P.
7/3/12	2,406	$34,638	Moab Partners, L.P.
7/5/12	1	$15	Moab Partners, L.P.
8/3/12	1,000	$14,081	Moab Partners, L.P.
8/6/12	1,200	$16,973	Moab Partners, L.P.
9/13/12	1,011	$14,242	Moab Partners, L.P.
9/17/12	1,990	$27,952	Moab Partners, L.P.
9/18/12	1,112	$15,740	Moab Partners, L.P.
9/24/12	100	$1,401	Moab Partners, L.P.
9/24/12	1,111	$15,561	Moab Partners, L.P.
9/26/12	1,128	$15,752	Moab Partners, L.P.
9/27/12	340	$4,602	Moab Partners, L.P.
9/27/12	4,526	$61,382	Moab Partners, L.P.
10/4/12	183	$2,527	Moab Partners, L.P.
10/5/12	1,500	$20,785	Moab Partners, L.P.
10/5/12	3,500	$48,499	Moab Partners, L.P.
10/9/12	1,611	$21,285	Moab Partners, L.P.
10/9/12	89	$1,176	Moab Partners, L.P.
11/5/12	4,933	$65,837	Moab Partners, L.P.
11/5/12	1,011	$13,493	Moab Partners, L.P.
11/5/12	3,563	$47,553	Moab Partners, L.P.
11/5/12	403	$5,379	Moab Partners, L.P.
12/18/12	1,412	$17,053	Moab Partners, L.P.
12/20/12	310	$3,806	Moab Partners, L.P.
8/1/12	643	$8,808	MCP account
8/1/12	767	$10,506	MCP account
8/3/12	398	$5,604	MCP account
8/3/12	43	$605	MCP account
8/6/12	500	$7,072	MCP account
9/27/12	200	$2,673	MCP account
9/27/12	2197	$29,364	MCP account
9/27/12	2507	$33,507	MCP account

9/27/12	3299	$44,093	MCP account
9/27/12	2000	$26,731	MCP account
9/27/12	600	$8,019	MCP account
9/27/12	971	$12,978	MCP account
10/2/12	1729	$23,505	MCP account
10/2/12	416	$5,655	MCP account
10/2/12	282	$3,834	MCP account
10/4/12	939	$12,779	MCP account
10/8/12	2181	$29,379	MCP account
10/10/12	14400	$187,240	MCP account
10/11/12	3200	$42,057	MCP account
10/17/12	1262	$16,607	MCP account
10/18/12	227	$3,002	MCP account
10/18/12	2502	$33,052	MCP account
10/23/12	4007	$49,686	MCP account
10/23/12	5200	$64,479	MCP account
10/23/12	300	$3,720	MCP account
12/20/12	1,000	12,103	MCP account
12/20/12	10,000	121,026	MCP account

Exhibit C

Press Release

MOAB TO NOMINATE THREE INDEPENDENT, STOCKHOLDER-FRIENDLY

DIRECTORS TO MAC-GRAY’S BOARD

New York, NY – March 6, 2013 – Moab Capital Partners, LLC (“Moab Capital” or “we”) today announced that it has given notice to Mac-Gray Corporation (“Mac-Gray” or the “Company”) (NYSE: TUC) that it will be nominating three independent candidates for election to Mac-Gray’s Board of Directors (the “Board”) at the 2013 Annual Meeting of Stockholders. Moab Capital is the investment manager of Moab Partners, L.P. (“Moab Partners”), an investment fund that beneficially owns 9.2% of Mac-Gray’s outstanding shares. Moab Capital’s nominees are Mark L. Bromberg, James E. Hyman and Michael M. Rothenberg.

Subsequent to last year’s annual meeting, on May 25, 2012, ISS Proxy Advisory Services (“ISS”) published a report that gave Mac-Gray’s Board of Directors a score of 0.0 out of a possible 100.0 for Shareholder Rights. In its report, ISS noted multiple issues with Mac-Gray’s Board of Directors including the failure to implement a stockholder proposal to declassify the Board supported by the majority of shares voted at two consecutive annual stockholder meetings. ISS also took issue with supermajority voting requirements to amend the Company’s By-Laws. In its report, ISS wrote “The Board appears to suffer from a chronic delusion that it has primacy in the shareholder-director principal-agent relationship.”

Moab Capital believes that a Board with more shareholder representation would not succumb to actions that warrant an ISS Shareholder Rights score of 0.0. In Moab Capital’s view, Mac-Gray’s Board sorely lacks shareholder representation. After excluding shares issuable upon the exercise of options, the Board as a whole holds just 1% of the Company’s shares outstanding with a current market value of less than $2 million.

The three directors expected to be up for reelection in 2013 were all on the Board when it rejected two separate, unsolicited proposals to acquire Mac-Gray at substantial premiums. The first offer was from Coinmach Services Corporation in 2006, and the second from KP Capital in 2011. In both cases, the suitors were denied the ability to conduct due diligence. These three directors also sat on the Board while it rewarded CEO Stewart G. MacDonald, Jr. with salary increases and bonuses that appear unjustified given the Company’s disappointing financial and stock price performance over the past several years. Two of the three directors expected to stand for reelection have been members of the Board’s Compensation Committee during the same time period.

As we outline in a presentation attached as Exhibit D to our Schedule 13D filing with the Securities and Exchange Commission on March 6, 2013, Moab believes change needs to occur at Mac-Gray for four fundamental reasons including a history of overpriced and dilutive acquisitions which have not generated noticeable economies of scale, weak financial performance, a series of questionable actions by the Board of Directors, and disappointing stock price performance since the Company’s IPO at $11.00 per share in 1997.

Even after considering the $1.6 million annual dividend increase announced by the Board on February 25, 2013, just days prior to the Board nomination deadline, Moab believes that Mac-Gray still pays an extraordinarily low dividend for a company that operates in a mature industry and has a conservative capital structure.

Our announcement today commences the fourth shareholder attempt to replace directors at the Company since 2009. Moab Capital’s three nominees are seasoned executives that all possess significant operational, financial and/or strategic expertise. In addition to these qualities, we believe Messrs. Bromberg, Hyman and Rothenberg would bring fresh perspectives to the Board that will help maximize value for stockholders. Furthermore, nominee Mr. Rothenberg, as the General Partner of Moab Partners, would bring meaningful independent shareholder representation to the Board for the first time in several years.

Moab Capital is taking on this task, the fourth proxy fight against the Company since 2009, on behalf of all stockholders who believe Mac-Gray’s Board could be more effectively furthering all shareholder interests. Moab Capital has decided on this course of action itself, and not in conjunction with any other stockholder.

Nominees

Mark L. Bromberg (age 61): Mr. Bromberg has over 35 years of experience as a founder and chief executive of numerous US and Canadian restaurant companies. In addition to being the founder of such Canadian restaurant concepts as Mr. Greenjeans®, Ginsberg + Wong® and Lime Rickey’s® Restaurants, he served as CEO and/or Chairman of East Side Mario’s® Restaurants, Prime Restaurant Group, and Metromedia Restaurant Group®. Since 2002, Mr. Bromberg has served as the President and CEO of Apex Restaurant Group, which has managed and/or currently manages multi-unit groups of retail and restaurant brands ranging from Left at Albuquerque, Airspace Lounge®, Cozymel’s®, The Woodlands®, Bevmax® and various groups of franchised restaurants including Burger King®. Through an affiliate, Apogee Hospitality, Mr. Bromberg and his associates provide extensive management advisory services to hospitality, retail and service industry businesses world-wide. Among others, Mr. Bromberg has served as Chairman of the Canadian Restaurant Association, and as a Director on the Boards of Quiznos®, Quest Hospitality, Latitude Lounge Corporation and the National Restaurant Association. Mr. Bromberg holds both B Sc. and MBA degrees from Cornell University.

James E. Hyman (age 52): Mr. Hyman is President and CEO of TestAmerica Inc., the nation’s largest provider of environmental testing services, a role he has held since 2011. In addition to his role at TestAmerica, Mr. Hyman has served as a Board Member of Grosvenor Americas, an operating company of Grosvenor, a privately owned global property group with assets under management exceeding $18 billion, since 2011. At Grosvenor Americas, Mr. Hyman serves as Chairman of the Audit Committee and is a member of the Compensation Committee. Before his roles at TestAmerica and Grosvenor, Mr. Hyman was Chairman, President, CEO, and a Director of Houston-based Cornell Companies, Inc., a New York Stock Exchange traded provider of government services, from 2005 until its sale in 2010. Earlier in his career, Mr. Hyman held executive positions with Starwood Hotels & Resorts Worldwide, GE Capital Services, McKinsey & Company, and JP Morgan, among others. He chairs the non-profit Mega-Cities Project, focused on urban development issues in the world’s largest cities. Mr. Hyman received an MBA with Distinction from Harvard Business School and an AB with honors from The University of Chicago.

Michael M. Rothenberg (age 39): Since 1998, Mr. Rothenberg has worked in the investment management industry. In 2006, he co-founded Moab Capital Partners, LLC, a value-oriented event-driven money management firm. From 2003 to 2005, Mr. Rothenberg was a senior investment professional at Xerion Capital Partners, LLC, a $500 million hedge fund, where he was responsible for investing and trading a portfolio of distressed debt, bank debt, and event driven equities that peaked at $300 million. From 2002 to 2003, Mr. Rothenberg was the distressed debt Portfolio Manager at Troy Capital Management, LLC, an $80 million hedge fund where he was responsible for investing and trading a $25 million portfolio of distressed debt and event driven equities. From 2001 to 2002, Mr. Rothenberg was an investment analyst at Gracie Capital Partners, LLC, an event driven and distressed debt focused hedge fund. From 1998 to 2001, Mr. Rothenberg was an investment analyst at Perry Capital, LLC, an $11.5 billion hedge fund, where he focused on distressed debt, event driven equity, and private equity investments. Prior to entering the investment management industry, from 1995 to 1998, Mr. Rothenberg was an investment banking analyst at Peter J. Solomon Company, focusing on mergers and acquisitions. Mr. Rothenberg earned a B.S. in Economics in 1995 from The Wharton School at The University of Pennsylvania in Philadelphia, Pennsylvania, majoring in finance.

About Moab Capital Partners, LLC

Moab Capital is an SEC-registered independent investment advisor founded in 2006 and is located in New York, NY.

Additional Information

MOAB CAPITAL PARTNERS, LLC (“MOAB CAPITAL”) WILL FILE A PROXY STATEMENT REGARDING THE ELECTION OF DIRECTORS OF MAC-GRAY CORPORATION (THE “COMPANY”) AT THE COMPANY’S 2013 ANNUAL MEETING OF STOCKHOLDERS. SECURITY HOLDERS ARE ADVISED TO READ THIS PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY MOAB PARTNERS, L.P. FROM THE STOCKHOLDERS OF MAC-GRAY CORPORATION FOR USE AT ITS 2013 ANNUAL MEETING WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, THIS DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE AVAILABLE TO STOCKHOLDERS OF MAC-GRAY CORPORATION AT NO CHARGE FROM THE PARTICIPANTS AND AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV.

THE FOLLOWING MAY BE DEEMED, UNDER SEC RULES, TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE COMPANY’S STOCKHOLDERS IN CONNECTION WITH THE UPCOMING ELECTION OF THE COMPANY’S BOARD OF DIRECTORS: (I) MOAB CAPITAL, (II) THE OFFICERS AND MANAGEMENT OF MOAB CAPITAL, INCLUDING MICHAEL ROTHENBERG, (III) MOAB PARTNERS, L.P. AND (IV) MESSRS. MARK BROMBERG AND JAMES HYMAN, THE INDIVIDUALS NOMINATED BY MOAB CAPITAL FOR DIRECTOR. INFORMATION REGARDING THE PARTICIPANTS AND THE INTERESTS OF MOAB CAPITAL AND ITS AFFILIATES THAT ALSO OWN SHARES OF THE COMPANY MAY BE FOUND IN FILINGS BY MOAB CAPITAL WITH THE SEC ON SCHEDULE 13D, AS AMENDED, WHICH INCLUDES A COPY OF THE NOTICE OF NOMINATION AND PROVIDES DETAILED INFORMATION ABOUT THE PARTICIPANTS.

Contact

Richard Silberberg: (212) 981-2645, rs@moabpartners.com.

Exhibit D
Form of Presentation
It's time for change at
MOAB CAPITAL PARTNERS, LLC ("MOAB CAPITAL") WILL FILE A PROXY STATEMENT REGARDING THE ELECTION OF DIRECTORS OF MAC-GRAY CORPORATION (THE "COMPANY") AT THE COMPANY'S 2013 ANNUAL MEETING OF STOCKHOLDERS. SECURITY HOLDERS ARE ADVISED TO READ THIS PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY MOAB PARTNERS, L.P. FROM THE STOCKHOLDERS OF MAC-GRAY CORPORATION FOR USE AT ITS 2013 ANNUAL MEETING WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, THIS DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE AVAILABLE TO STOCKHOLDERS OF MAC-GRAY CORPORATION AT NO CHARGE FROM THE PARTICIPANTS AND AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV.THE FOLLOWING ARE, UNDER SEC RULES, PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE COMPANY'S STOCKHOLDERS IN CONNECTION WITH THE UPCOMING ELECTION OF THE COMPANY'S BOARD OF DIRECTORS: (I) MOAB CAPITAL, (II) THE OFFICERS AND MANAGEMENT OF MOAB CAPITAL, INCLUDING MICHAEL ROTHENBERG, (III) MOAB PARTNERS, L.P. AND (IV) MARK BROMBERG, JAMES HYMAN, MICHAEL ROTHENBERG, THE INDIVIDUALS NOMINATED BY MOAB CAPITAL FOR DIRECTOR. INFORMATION REGARDING THE PARTICIPANTS AND THEIR INTERESTS MAY BE FOUND IN FILINGS BY MOAB CAPITAL WITH THE SEC ON MARCH 5, 2013.
Moab Capital Partners, LLC ("Moab") is an investment adviser to funds that are in the business of buying and selling securities and other financial instruments. Moab currently has a long position in Mac-Gray Corporation ("Mac-Gray" or the "Company") common stock. We do not own any options on Mac-Gray common stock (NYSE: TUC).Moab will profit if the trading price of Mac-Gray common stock increases and will lose money if the trading price of common stock of Mac-Gray decreases. Moab may change its views about or its investment positions in Mac-Gray at any time, for any reason or no reason. Moab may buy or sell or otherwise change the form or substance of its Mac-Gray investment. Moab disclaims any extraordinary obligation to notify the market of any such changes except as required by the United States securities laws or other law. The information and opinions expressed in this presentation (the "Presentation") are based on publicly available information about Mac-Gray. Moab recognizes that there may be non-public information in the possession of Mac-Gray or others that could lead Mac-Gray or others to disagree with Moab's analyses, conclusions and opinions.The Presentation may include forward-looking statements, estimates, projections and opinions prepared with respect to, among other things, certain legal and regulatory issues Mac-Gray faces and the potential impact of those issues on its future business, financial condition and results of operations, as well as, more generally, Mac-Gray's anticipated operating performance, access to capital markets, market conditions, assets and liabilities. Such statements, estimates, projections and opinions may prove to be substantially inaccurate and are inherently subject to significant risks and uncertainties beyond Moab's control. Although Moab believes the Presentation is substantially accurate in all material respects and does not omit to state material facts necessary to make the statements therein not misleading, Moab makes no representation or warranty, express or implied, as to the accuracy or completeness of the Presentation or such communications (or any inaccuracies or omissions therein). Thus, shareholders and other should conduct their own independent investigation and analysis of the Presentation and of Mac-Gray.The Presentation is not investment advice or a recommendation or solicitation to buy or sell any securities. Except where otherwise indicated, the Presentation speaks as of the date hereof, and Moab undertakes no obligation to correct, update or revise the Presentation or to otherwise provide any additional materials. Moab also undertakes no commitment to take or refrain from taking any action with respect to Mac-Gray or any other company. As used herein, except to the extent the context otherwise requires, Moab includes its affiliates and its and their respective partners, directors, officers and employees. Disclaimer
Moab's Motivation for a Proxy Contest in 2013
The Company's history of overpriced, dilutive acquisitions (pages 2-3)Mac-Gray's substandard financial performance (pages 4-8)Questionable actions by the Company's current Board of Directors (pages 9-20) Mac-Gray's disappointing stock price (page 21) 1 Moab is proposing a slate of directors for election to Mac-Gray's Board for four principle reasons
Mac-Gray's Costly Acquisition Spree
Mac-Gray has made eight acquisitions for a total of $398.2 million since its IPO in 1997 (1)The largest acquisitions were bought at EV/EBITDA multiples significantly higher than where Mac-Gray traded at the time the deals were announcedMac-Gray has not shown it is capable of leveraging its increased scale to enhance overall operating margins, nor has it been able to generate meaningful revenue growth at the acquired entities (1) Several acquisitions justify extraordinary cash bonuses or salary hikes to the CEO before the merits of the transactions could have been properly evaluated . (2)In early 2012, Mac-Gray disclosed it spent nearly $4 million on a concluded dispute over a prior acquisition. Mac-Gray received nothing and refuses to provide details to stockholders. 2 Mac-Gray went on a costly acquisition spree See revenue and operating margin statistics on pages 5-6See Exhibit A
EBITDA calculated as earnings before net interest expense, income tax expense, depreciation and amortization expense, stock compensation expense and extraordinary gains and lossesSee revenue and operating margin statistics on pages 5-6 Mac-Gray appears to have overpaid for its largest acquisitions 3 ($ in millions) Web Services- East Web Services-West Hof Service Automatic Laundry Announced Date 1/20/2004 1/10/2005 8/9/2007 4/1/2008 LTM Revenue $29.9 $69.3 $27.0 $65.9 LTM EBITDA $4.4 $12.7 n/a $15.6 EBITDA Margin 14.7% 18.4% n/a 23.6% Purchase Price $39.7 $109.2 $43.0 $112.7 EV/EBITDA Multiple Paid 9.0x 8.6x n/a 7.2x Mac-Gray EV/EBITDA Multiple on Announced Date (1) 5.5x 5.1x 6.4x 5.8x Management paid multiples higher than Mac-Gray's at the time of each acquisitionThe Company has not demonstrated an ability to grow revenue or achieve cost synergies (2) Continuing on this path will further dilute the value of our company
Mac-Gray's Poor Financial Execution
Economies of scale have not been achievedMac-Gray has failed to generate material organic revenue growthThe Company's cash return on invested capital (Cash ROIC) has been decliningMac-Gray's cash return on equity (Cash ROE) has also been falling Mac-Gray's financial performance leaves much to be desired 4
Mac-Gray has not leveraged its scale to achieve cost efficiencies 5 ($ in millions) LTM Financials Through 6/30/1997 IPO LTM Financials Through 9/30/2012 Revenue $79.2 $322.6 Gross Margin 24.7% 16.6% G&A Expenses $4.8 $21.6 G&A Expenses as a % of Revenue 6.1% 6.7% Adjusted EBITDA $18.0 $69.4 Adjusted EBITDA Margin 22.8% 21.5% Though Mac-Gray's revenue has grown, it has failed to realize economies of scale.General and administrative expenses are higher as a percentage of revenue today.The Company's Adjusted EBITDA margin has decreased since its IPO.

MOAB PARTNERS

Management has barely delivered organic revenue growth in over fifteen years!

($ in millions)

Laundry Acquisitions:	Year	LTM Revenue Acquired
Copico	1998	$7.1
Amerivend	1998	$18.6
Web Services – East	2004	$29.9
Web Services – West	2005	$69.3
Lundermac	2006	$8.0
Hof Service	2007	$27.0
Automatic Laundry	2008	$65.9
Total Acquired Revenue		$225.8
Mac-Gray LTM revenue at IPO		$79.2
Total Revenue at IPO plus Acquired Revenue		$305.0
Current Mac-Gray LTM revenue		$322.6
Organic revenue growth over fifteen years		**$17.6**
Organic revenue Compound Annual Growth Rate (CAGR)		**0.6%**

Despite population expansion and numerous price increases, Mac-Gray has only grown organic revenue at a paltry rate of 0.6% per year!

Stewart Gray MacDonald Jr. has been CEO this entire time, and Moab is shocked the Board has rewarded him and other members of management for such performance.

6
Mac-Gray's cash return on invested capital has been declining Guidance provided in the Company's press release dated 11/7/2012Moab Adjusted EBITDA: See page 13Actual cash income taxes paid in 2012 not reported so assumed flat.Assumed constant with 9/30/2012 balance sheet. 7 ($ in millions) 2009 2010 2011 LTM 9/30/2012 2012 Guidance Midpoint (1) Moab Adjusted EBITDA (2) $73.7 $68.8 $69.9 $69.4 $66.5 Minus: Capital expenditures (21.3) (26.6) (27.5) (30.8) (36.5) Minus: Cash income taxes paid (0.2) (0.2) (0.1) (0.1) (0.1) (3) "Cash Return" $52.2 $42.0 $42.3 $38.5 $29.9 Property, plant and equipment, net $130.5 $128.1 $127.2 $132.3 $132.3 Plus: Prepaid facilities management rent and other assets 11.2 10.7 11.0 11.6 11.6 Plus: Total current assets 50.6 31.6 31.8 33.2 33.2 Less: Total current liabilities (54.4) (50.3) (51.5) (46.2) (46.2) "Invested Capital" $137.9 $120.1 $118.4 $131.0 $131.0 (4) Cash Return on Invested Capital (Cash ROIC) 37.8% 35.0% 35.7% 29.4% 22.8%
8 Mac-Gray's cash return on equity has also been falling Guidance provided in the Company's press release dated 11/7/2012 Moab Adjusted EBITDA: See page 13Actual cash interest and cash income taxes paid in 2012 not reported so assumed flatAssumed constant with 9/30/2012 balance sheet ($ in millions) 2009 2010 2011 LTM 9/30/2012 2012 Guidance Midpoint (1) Moab Adjusted EBITDA (2) $73.7 $68.8 $69.9 $69.4 $66.5 Minus: Capital expenditures (21.3) (26.6) (27.5) (30.8) (36.5) Minus: Cash interest paid (20.0) (17.2) (12.4) (9.6) (9.6) (3) Minus: Cash income taxes paid (0.2) (0.2) (0.1) (0.1) (0.1) (3) "Cash Return" $32.2 $24.8 $29.9 $28.8 $20.2 Total Stockholders' Equity $104.5 $108.1 $113.8 $114.7 $114.7 (4) Cash Return on Equity (Cash ROE) 30.8% 22.9% 26.3% 25.1% 17.6%
Questionable Acts by the Board of Directors

MOAB PARTNERS

Mac-Gray's Board has committed numerous questionable actions

- Approving expensive acquisitions
- Restricting stockholder rights
- Rejecting two opportunities for stockholder value
- Using corporate funds to entrench the Board
- Refusing to return adequate free cash flow to stockholders
- Establishing inappropriate guidelines for executive compensation

9

Restricting stockholder rights

MOAB PARTNERS

May 25, 2012 ISS Proxy Advisory Services Report on Mac-Gray

- Executive Summary (in its entirety):
  - The Board failed to respond adequately to a shareholder proposal that received the support of a majority of the outstanding shares at last year's annual shareholder meeting.
  - Eliminating the 75 percent vote requirement to amend bylaws would enhance shareholders' ability to make changes to the company's governing documents..
- Mac-Gray scores 0.0 (High Concern) out of a possible 100.0 for Shareholder Rights
  - The Board failed to implement a shareholder proposal supported by the majority of shares voted [(1)]
  - The Board is classified
  - The Company has a poison pill in effect
  - Shareholders may not call special meetings
  - The Company's poison pill has not been approved by shareholders
  - Shareholders may not act by written consent or such consent must be unanimous
  - The Company requires a supermajority vote to approve amendments to the charter or bylaws

"At last year's annual meeting, a shareholder proposal to declassify the Board received affirmative votes from a majority of the Company's shares outstanding. The Board ***has failed*** to act on this proposal; it does not discuss the result in this year's proxy…

This is the third time in two years that the Company ***has failed*** to respond to a shareholder proposal and the second consecutive year in which it has ***ignored*** a successful proposal to declassify the Board…The Board's ***failure*** to take action demonstrates a lack of responsiveness to shareholder concerns. ***The Board appears to suffer from a chronic delusion*** that it has primacy in the shareholder-director principal-agent relationship."

(1) See Exhibit B

10

MOAB PARTNERS

Rejecting two stockholder-friendly offers

- December 2006: Board unanimously rejects $13.00-$13.75 per share offer from Coinmach Services Corporation to acquire the Company
  - Coinmach's offer represents a 21% to 28% premium to Mac-Gray's trading price at the time of the proposal
    - Proposal represents a 5% to 11% premium to Mac-Gray's trading price on February 28, 2013, over six years later
  - Stephen R. Kerrigan, Chairman, CEO and President of Coinmach on December 4, 2006: "We are disappointed that Mac-Gray's Board of Directors is unwilling even to discuss our proposal."

- October 2011: Board rejects KP Capital's $17.50 per share offer to acquire the Company
  - Offer represents a 33% premium to Mac-Gray's trading price at the time of the proposal
    - Offer represents a 41% premium to Mac-Gray's trading price on February 28, 2013, more than one year later
  - Despite Moab's repeated public and private requests, the Board refuses to:
    - disclose names of financial advisors used in evaluating the proposal;
    - disclose a business plan detailing why $17.50 per share was inadequate;
    - disclose the nature of the internal discussions regarding the offer or the depth to which the KP Capital proposal was considered by the Board;
    - disclose why KP Capital was not allowed to conduct due diligence

The three directors up for reelection in 2013 each voted to reject Coinmach and KP Capital's premium offers for Mac-Gray and would not allow either suitor to conduct due diligence.

11
After Moab proposes a slate of directors for election at the 2012 annual meeting, representatives of the Company use the Company's entire $2.0 million share repurchase authorization to negotiate a private purchase of stock from a dissident stockholder (supportive of Moab's slate) at $15.00 per share.The Board has to this day neglected to approve a new share repurchase authorization despite the stock price trading over 17% lower than where it was repurchased last year. 12 Using corporate funds to entrench the Board
Refusing to share Mac-Gray's substantial free cash flow with stockholders As defined by the Company in its Form 10-KActual cash income taxes paid for the quarterly periods not reported so assumed flat 13 Only 6.7% of the cash flow generated in nearly five years has been paid as dividends. ($ in millions) 2008 2009 2010 2011 LTM 9/30/2012 Adjusted EBITDA from continuing operations (1) $69.5 $71.5 $66.2 $65.2 $62.7 Plus: Non-cash stock compensation 2.1 2.2 2.5 3.1 2.8 Plus: Extraordinary legal expenses - - - 1.7 3.9 Moab Adjusted EBITDA $71.6 $73.7 $68.8 $69.9 $69.4 Minus: Capital expenditures (24.3) (21.3) (26.6) (27.5) (30.8) Minus: Cash interest paid (20.9) (20.0) (17.2) (12.4) (9.6) Minus: Cash income taxes paid (0.2) (0.2) (0.2) (0.1) (0.1) (2) Plus/Minus: Decrease/Increase in net working capital 5.0 3.7 (0.2) (2.7) (2.9) Recurring Free Cash Flow (1) $31.2 $35.9 $24.5 $27.2 $25.9 Proceeds from exercise of stock options 4.0 0.8 0.2 0.9 0.8 Proceeds from issuance of stock 0.3 0.4 0.2 0.3 0.3 Adjusted Free Cash Flow $35.5 $37.1 $25.0 $28.5 $27.0 Cash dividend paid $0.0 $0.0 $2.8 $3.1 $3.4 Cumulative Adjusted Free Cash Flow Generated $35.5 $72.6 $97.6 $126.0 $139.1 % paid as dividends 0.0% 0.0% 2.8% 4.7% 6.7%
The dividend increase announced on February 25, 2013 appears defensive and remains inadequate The dividend increase to $0.35 per share annually represents an increase of just $1.6 million per year, which is small relative to the Adjusted Free Cash Flow of the business (1)Mac-Gray operates in a mature industry and is not over-leveraged. The Company should therefore return significantly more free cash flow to stockholders.The timing of the recently announced dividend increase occurred shortly before the deadline for the nomination of directors prior to the 2013 annual meeting of stockholders. 14 See page 13

MOAB PARTNERS

Establishing inappropriate guidelines for executive compensation

- The Compensation Committee's list of similarly situated companies is an inappropriate peer group for Mac-Gray
    - Only consists of fourteen companies
    - Has an average market capitalization over five times greater than Mac-Gray's
    - Contains companies that operate in far more sophisticated sectors such as pharmaceuticals, software, and laser-based manufacturing
- The Small-Cap Service Industry Comparables group provides a more adequate benchmark for compensation analysis. This group consists of all US-listed companies with SIC Code Classification (Service: 7000-8999), per the US Department of Labor, and market capitalizations between $150-$200 million.
    - Consists of twenty-six companies
    - Has an average market capitalization nearly equal to Mac-Gray's
    - Contains companies that operate in service industries like Mac-Gray

15
See page 21The Compensation Committee's external model of "similarly situated companies" includes: American Biltrite Inc., Analogic Corporation, Aspen Technology, Inc., CRA International, Inc., Cubist Pharmaceuticals, Inc., Dynamics Research Corporation, GSI Group, Inc., Haemonetics Corporation, iRobot Corporation, Kadant Inc., Lionbridge Technologies, Inc., Progress Software Corporation, Sapient Corporation, and Steinway Musical Instruments, Inc.See Exhibit C Inappropriate peer group selection seems to support excessive payThe Committee appears not to have responded to declining operating margins and poor stock price performance (1) CEO Compensation appears excessive 16 ($ in millions) Compensation Committee Comparables (2) Small-cap Service Industry Comparables (3) Mac-Gray Number of Companies 14 26 Average Market Capitalization $968.4 $175.5 $180.1 Median 2011 CEO Salary $549,884 $410,000 $520,000 Median 2011 Total CEO Compensation $2,734,171 $1,112,896 $1,667,234 Average 2011 Stock Price Performance 3.5% 14.5% (6.3%) Average 2012 Stock Price Performance 6.5% 9.0% (7.2%) Two of the three directors up for reelection serve on the Compensation Committee

We believe the Compensation Committee has set performance targets too low

MOAB PARTNERS

- ~0% Revenue or Adjusted EBITDA growth required to earn 100% of target bonus (1)
- Only ~10% Revenue or Adjusted EBITDA growth needed to earn 150% of target bonus

	2009 Result		2010 Target	Growth Required	2010 Result		2011 Target	Growth Required
100% Target Bonus Level								
Revenue (2)	$356.2	→	$325.9	0.0%	$322.2	→	$326.6	2.1%
Adjusted EBITDA (3)	$71.1	→	$71.2	0.0%	$66.5	→	$67.1	1.0%
150% Target Bonus Level								
Revenue (2)	$356.2	→	$358.5	10.0%	$322.2	→	$359.3	12.3%
Adjusted EBITDA (3)	$71.1	→	$78.3	10.0%	$66.5	→	$73.8	11.1%

Even when full targets are not met, partial bonuses are awarded equal to the percentage level of the target achieved. Therefore, bonuses are awarded when revenue and earnings decline.

Additional bonuses and salary hikes were also awarded to the CEO after the closing of several acquisitions, before the merits of such transactions were properly evaluated. (4)

(1) Target bonus appears as "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table in the Company's annual proxy statements.
(2) Includes revenue of $30.3 million and $2.2 million from discontinued operations of MicroFridge in 2009 and 2010, respectively
(3) EBITDA objectives set on an adjusted basis to account for gain (loss) related to derivatives instruments and loss on early extinguishment of debt
(4) See Exhibit A.

17

MOAB PARTNERS

CEO Compensation Observations

CEO compensation is completely decoupled from earnings and stock price performance

- Data from the Small-Cap Service Industry Comparables suggests the CEO is over-earning relative to his peers [1]
  - The CEO's salary in 2011 was 26.8% higher than the median salary
  - His total compensation in 2011 was 49.8% higher than the group's median total compensation
- The Compensation Committee appears not to have responded to stock price performance
  - TUC stock returned negative 13.0% over the past two years
  - The Compensation Committee's peer group returned an average of positive 10.0% in the same period
  - Despite this, total CEO compensation increased by 2% in 2011 as compared to 2010.
- The growth goals set by the Compensation Committee appear too modest
  - Require ~0% growth to earn 100% of target bonus and only ~10% growth to earn 150% of target bonus

(1) See Exhibit C

18
(CHART) Is the CEO's compensation really aligned with creating stockholder value? See Exhibit D 19

The Board's questionable actions have led to a series of costly stockholder campaigns

MOAB PARTNERS

- December 2007: Stockholder Fairview Capital Investment Management, LLC voices concerns regarding Mac-Gray's growth and capital allocation strategy. Fairview urges the Company to consider a high dividend payout model or a sale of the Company
- 2009: Fairview Capital Investment Management, LLC runs proxy contest against the Company
  - Bruce Ginsberg replaces Stewart Gray Macdonald Jr. on the Board
- April 2011: TUC Investor Value Creation Group, LLC runs proxy contest against the Board but fails to get any of their three independent directors elected
- February 2012: Moab Capital Partners, LLC nominates two directors for election at annual meeting
  - June 2012: Bruce A. Percelay replaces Bruce Ginsberg on the Board
- 2013: ?

The Company reports spending nearly $2 million during these campaigns but has taken no corrective action.

20
Mac-Gray's Disappointing Stock Price Performance
21 Enterprise Value at IPO Enterprise Value at Present Share Price $11.00 $12.42 (1) Shares Outstanding (millions) 11.0 14.8 Market Capitalization $120.8 $180.1 Net Debt $9.0 $190.0 Total Enterprise Value $129.8 $370.1 Total Enterprise Value/LTM EBITDA 7.2x 5.4x As of 2/28/2013 Mac-Gray's common stock price performance has disappointed Shares of Mac-Gray began trading at $11.00 per share at the IPO in October 1997.As of February 28, 2013, the Company's stock is trading at $12.42 per share, with a total of $0.662 paid in dividends since 1997 and no splits.Mac-Gray shares have delivered a compounded annual return of just 0.81% per year since going public!
Board Nominees:Background and Plan 22
23 Current Composition of Mac-Gray's Board of Directors As reported in the Company's most recent proxy statement dated 4/26/2012. Source: Company filings. Excludes shares issuable upon the exercise of options. * Denotes Directors up for reelection at the 2013 annual meeting of stockholders Name Age (1) Director Since Term Expires Committees / Position Thomas E. Bullock 65 2000 2014 Chairman of the Board, Governance and Nominating Committee Member David W. Bryan* 66 2004 2013 Chair of Compensation Committee Paul R. Daoust 64 2012 2015 Compensation Committee Edward F. McCauley* 72 2004 2013 Chairman of the Audit Committee, Governance and Nominating Committee Member William F. Meagher Jr. 73 2007 2014 Audit Committee Bruce A. Percelay 57 2012 2015 Audit Committee Alastair G. Robertson 60 2008 2014 Chair of the Governance and Nominating Committee Mary Ann Tocio* 63 2006 2013 Compensation Committee Collectively the Board owns just 1% of the company; a value of less than $2 million(2)
Proposed nominee background Mark L. Bromberg (age 61) has over 35 years of experience as a founder and chief executive of numerous US and Canadian restaurant companies. In addition to being the founder of such Canadian restaurant concepts as Mr. Greenjeans(r), Ginsberg + Wong(r) and Lime Rickey's(r) Restaurants, he served as CEO and/or Chairman of East Side Mario's(r) Restaurants, Prime Restaurant Group, and Metromedia Restaurant Group(r). Since 2002, Mr. Bromberg has served as the President and CEO of Apex Restaurant Group, which has managed and/or currently manages multi-unit groups of retail and restaurant brands ranging from Left at Albuquerque, Airspace Lounge(r), Cozymel's(r), The Woodlands(r), Bevmax(r) and various groups of franchised restaurants including Burger King(r). Through an affiliate, Apogee Hospitality, Mr. Bromberg and his associates provide extensive management advisory services to hospitality, retail and service industry businesses world-wide. Among others, Mr. Bromberg has served as Chairman of the Canadian Restaurant Association, and as a Director on the Boards of Quiznos(r), Quest Hospitality, Latitude Lounge Corporation and the National Restaurant Association. Mr. Bromberg holds both B Sc. and MBA degrees from Cornell University. 24
Proposed nominee background (continued) 25 James E. Hyman (age 52) is the President and CEO of TestAmerica Inc., the nation's largest provider of environmental testing services, a role he has held since 2011. In addition to his role at TestAmerica, Mr. Hyman has served as a Board Member of Grosvenor Americas, an operating company of Grosvenor, a privately owned global property group with assets under management exceeding $18 billion, since 2011. At Grosvenor Americas, Mr. Hyman serves as Chairman of the Audit Committee and is a member of the Compensation Committee. Before his roles at TestAmerica and Grosvenor, Mr. Hyman was Chairman, President, CEO, and a Director of Houston-based Cornell Companies, Inc., a New York Stock Exchange traded provider of government services, from 2005 until its sale in 2010. Earlier in his career, Mr. Hyman held executive positions with Starwood Hotels & Resorts Worldwide, GE Capital Services, McKinsey & Company, and JP Morgan, among others. He chairs the non-profit Mega-Cities Project, focused on urban development issues in the world's largest cities. Mr. Hyman received an MBA with Distinction from Harvard Business School and an AB with honors from The University of Chicago.
Proposed nominee background (continued) Michael M. Rothenberg (age 39) has spent the past 15 years in the investment management industry. In 2006, he co-founded Moab Capital Partners, LLC, a value-oriented event-driven money management firm. From 2003 to 2005, Mr. Rothenberg was a senior investment professional at Xerion Capital Partners, LLC, a $500 million hedge fund, where he was responsible for investing and trading a portfolio of distressed debt, bank debt, and event driven equities that peaked at $300 million. From 2002 to 2003, Mr. Rothenberg was the distressed debt Portfolio Manager at Troy Capital Management, LLC, an $80 million hedge fund where he was responsible for investing and trading a $25 million portfolio of distressed debt and event driven equities. From 2001 to 2002, Mr. Rothenberg was an investment analyst at Gracie Capital Partners, LLC, an event driven and distressed debt focused hedge fund. From 1998 to 2001, Mr. Rothenberg was an investment analyst at Perry Capital, LLC, an $11.5 billion hedge fund, where he focused on distressed debt, event driven equity, and private equity investments. Prior to entering the investment management industry, from 1995 to 1998, Mr. Rothenberg was an investment banking analyst at Peter J. Solomon Company, focusing on mergers and acquisitions. Mr. Rothenberg earned a B.S. in Economics in 1995 from The Wharton School at The University of Pennsylvania in Philadelphia, Pennsylvania, majoring in finance. 25

Moab expects its nominees to conduct a thorough business review and protect stockholder rights

MOAB PARTNERS

Business review

- Review market density across the country and address weakest markets with buy/divest/harvest mindset
- Review contract returns to understand why Cash ROIC and Cash ROE have been declining
- Determine if executive management team is achieving reasonable objectives and make adjustments to team and/or compensation where necessary
- Review prospective acquisitions for organic growth potential and ability to create overall efficiencies

Governance review

- Implement reasonable proposals supported by a majority of stockholders
- Declassify the Board
- Remove the poison pill
- Allow stockholders to call special meetings
- Remove supermajority requisite for amendments to the charter or bylaws

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Moab's nominees see significant opportunities for stockholder value creation

MOAB PARTNERS

Stockholder value creation

- Implement share repurchase program to take advantage of attractive repurchase opportunities that may arise in the open market
  - Note: The current Board failed to buy back stock while it traded between $4.60 and $10.00 per share from 2008-2010
- Thoroughly consider any proposals to acquire the Company at premium valuations
- Evaluate the current robust lending market and prevailing interest rates to consider adding leverage to the balance sheet, with a potential leverage ratio target of 3.5-4.0x LTM EBITDA. Such a transaction could allow a return of capital between $3.50 and $5.00 per share.
- Raise the current dividend
  - Without a capital market transaction, Mac-Gray's Board could significantly increase the current dividend and still pay out less than half of its recurring free cash flow. If growth initiatives do not deliver a more compelling return on invested capital, our nominees would seek to raise the current regular dividend substantially.

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MOAB PARTNERS

Exhibit A – Acquisition Spree Timeline

- March 1998: Acquisition of Mircrofridge (Intirion Corporation) for 1.6 million shares and $1.0 million of cash, representing $30.6 million of total value.
  - February 2010: Divestiture of Microfridge (Intirion Corporation) for $11.5 million
- April 1998: Acquisition of Copico. Inc. for 250,000 shares and $11.0 million of cash representing $15.1 million of total value
- April 1998: $33.5 million acquisition of Amerivend Corporation
- January 2004: $39.0 million acquisition of eastern US operations of Web Service Company, presently known as WASH Multifamily Laundry, LLC, 9.0x trailing EBITDA
- January 2005: $110.0 million acquisition of western and southern US operations of Web Service Company, presently known as WASH Multifamily Laundry, LLC, 8.6x trailing EBITDA
  - May 2005: The Compensation Committee awards the CEO a special cash bonus of $100,000 for "success in furthering the Company's financial and strategic objectives".
- January 2006: $11.0 million acquisition of Lundermac Company
  - March 2006: The Compensation Committee awards the CEO a discretionary cash bonus of $160,000 for "success in furthering the Company's financial and strategic objectives".
- August 2007: $43.0 million acquisition of Hof Service Company
- April 2008: $116.0 million acquisition of Automatic Laundry Company, 7.2x trailing EBITDA
  - Effective June 1, 2008, the Compensation Committee increases the CEO's 2008 salary by an additional 4.5% due to the materiality of the acquisition and his greater responsibilities related to the Company's larger post-acquisition size

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31 Exhibit B - Results of Voting on Stockholder Proposals Source: Company 8-Ks dated 5/26/2010, 5/18/2011, and 6/13/2012 Date Stockholder Proposal % Needed for Approval For Against Abstain % For Result Implemented 5/6/2010 Declassify the Board of Directors 50.1% 7,088,802 6,009,404 39,716 53.8% Approved No 5/18/2011 Declassify the Board of Directors 50.1% 7,361,091 5,909,935 3,510 55.5% Approved No 6/7/2012 Amend the By-Laws of the Company 75.0% 7,503,813 5,246,804 9,404 58.8% Not approved No

Exhibit C – Small-Cap Service Industry Comparables

MOAB PARTNERS

Ticker	Name	Market Capitalization (1)	2011 CEO Salary	Bonus	Stock/ Options/ Other	Non-equity Compensation	Total 2011 CEO Compensation
AMRI US Equity	Albany Molecular Research, Inc.	$249.9	$400,000		$3,829,267		$4,229,267
LOV US Equity	Sparks Networks, Inc.	$150.0	$314,784		$360,054	$315,177	$990,015
PVSW US Equity	Pervasive Software Inc.	$154.6	$275,000	$13,289	$3,437	$13,289	$305,015
EGAN US Equity	eGain Communications Corp	$215.5	$24		$37,101		$37,125
POWR US Equity	PowerSecure International Inc.	$154.7	$550,000		$40,478	$676,042	$1,266,520
INSM US Equity	Insmed, Inc.	$193.1	$425,000	$106,250	$1,665,853		$2,197,103
PRGX US Equity	PRGX Global, Inc.	$181.4	$639,615		$1,288,288	$684,517	$2,612,420
AFAM US Equity	Almost Family, Inc.	$192.1	$529,000		$536,666		$1,065,666
MHGC US Equity	Morgans Hotel Group	$153.4	$591,346		$972,250	$663,600	$2,227,196
MCRI US Equity	Monarch Casino & Resort, Inc.	$162.4	$240,000	$25,000	$120,092		$385,092
RLH US Equity	Red Lion Hotels Corp	$140.1	$321,612		$250,223		$571,835
TRR US Equity	TRC Companies, Inc.	$186.7	$465,000		$887,034	$465,000	$1,817,034
MCHX US Equity	Marchex, Inc.	$142.4	$220,000		$940,126		$1,160,126
UPIP US Equity	Unwired Planet Inc.	$182.9	$450,000		$49,371		$499,371
CCRN US Equity	Cross Country Healthcare, Inc.	$175.8	$514,064		$305,241	$149,267	$968,572
INTX US Equity	Intersections Inc.	$188.8	$420,000		$2,605,471		$3,025,471
DTLK US Equity	Datalink Corp	$194.4	$375,000		$691,313	$390,000	$1,456,313
DMRC US Equity	Digimarc Corp	$162.6	$525,000		$3,459,161		$3,984,161
FRM US Equity	Furmanite Corp	$222.7	$439,583	$75,000	$160,592		$675,175
ACTC US Equity	Advanced Cell Technology, Inc.	$155.8	$490,000	$649,359	$2,448,405		$3,587,764
MIND US Equity	Mitcham Industries, Inc.	$197.1	$433,200	$154,079	$286,553		$873,832
CALD US Equity	Callidus Software	$157.4	$400,000		$1,482,500	$46,033	$1,928,533
GLUU US Equity	Glu Mobile Inc.	$149.0	$350,000		$796,255	$420,000	$1,566,255
BCOV US Equity	Brightcove Inc.	$175.3	$256,250	$157,894			$414,144
KBIO US Equity	KaloBios Pharmaceuticals, Inc.	$159.2	$340,000		$30,340		$370,340
PRVW US Equity	Peer Review Mediation & Arbitration Inc.	$185.1	$143,750				$143,750
TUC US Equity	**Mac-Gray Corp**	**$180.1**	**$520,000**		**$787,934**	**$359,300**	**$1,667,234**
Peer Median		$175.5	$410,000				$1,112,896
Mac-Gray vs Peer Median		+ 2.6%	+ 26.8%				+ 49.8%

(1) As of 2/28/2013

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Exhibit D - CEO Compensation Versus Share Price As of February 28, 2013Source: Company proxy statements and Bloomberg, L.P. 30 Total Mac-Gray Indexed Indexed Indexed Year CEO Compensation Year-End Stock Price CEO Compensation Year-End Stock Price IPO $211,945 $11.00 100.0% 100.0% 1997 $211,945 $15.63 100.0% 142.0% 1998 $261,800 $11.38 123.5% 103.4% 1999 $278,000 $3.81 131.2% 34.7% 2000 $418,000 $3.25 197.2% 29.5% 2001 $358,000 $2.81 168.9% 25.5% 2002 $390,235 $3.29 184.1% 29.9% 2003 $468,237 $5.40 220.9% 49.1% 2004 $552,164 $8.09 260.5% 73.5% 2005 $725,035 $11.65 342.1% 105.9% 2006 $1,005,502 $11.92 474.4% 108.4% 2007 $1,238,126 $11.26 584.2% 102.4% 2008 $1,565,215 $6.28 738.5% 57.1% 2009 $1,639,318 $10.30 773.5% 93.6% 2010 $1,634,722 $14.95 771.3% 135.9% 2011 $1,667,234 $13.79 786.6% 125.4% 2012 $12.55 114.1% Current (1) $12.42 107.5%

Exhibit E

Cover Letter to the Board with respect to Presentation

March 6, 2013

Board of Directors

Mac-Gray Corporation

404 Wyman Street

Suite 400

Waltham, MA 02451

Ladies and Gentlemen:

This letter will serve to provide the Board of Directors (“you” or the “Board”) of Mac-Gray Corporation (the “Company”) with a copy of the presentation that Moab Partners, L.P. (“we,” “us,” “our” or “Moab”) currently intends to use in meetings with proxy advisory firms and a limited number of investors in connection with our nomination of a slate of directors for election to the Board at the Company’s 2013 annual meeting of shareholders. Moab sent a separate letter addressed to Linda Serafini, secretary and general counsel of the Company, giving notice of this nomination on March 6, 2013. A copy of this presentation is also being filed with the U.S. Securities and Exchange Commission as an exhibit to Moab’s Schedule 13D and Schedule 14A.

The enclosed presentation outlines the reasons behind Moab’s continued frustration with the Board’s actions (and failures to act) and our strong disappointment in the Company’s financial performance. We hope these materials help you understand some of the issues which concern us, and we would be happy to meet or speak with any of you about the election of Moab’s slate of nominees to the Board. As noted, the presentation is intended to be used in speaking to proxy advisors and analysts and possibly to a small number of institutional investors who may be solicited by Moab prior to the filing of definitive proxy materials. We anticipate that some or all of the information in these materials will also be included in Moab’s definitive proxy materials.

We want you to know that Moab spent significant time considering numerous candidates for the slate and believes that Mr. Mark Bromberg, Mr. James E. Hyman, and I would be very valuable additions to the Board, bringing significant operational, finance and strategic expertise. We hope the Board views last year’s election of Mr. Bruce Percelay, who was nominated by Moab, as adding a fresh perspective for the benefit of Company shareholders. I am included in the slate of Board nominees as we believe that a significant independent shareholder of the Company should have representation in Board affairs. I have spent several years becoming knowledgeable about the Company’s business, which I expect Chief Financial Officer Michael J. Shea can verify. My interactions with Mr. Shea over the years have always been cordial and my interests and observations have been reasonable.

Moab Capital Partners, LLC 15 East 62nd Street, New York, NY 10065 Main: (212) 981-2646 Fax: (212) 981-2649

Board of Directors

March 6, 2013

Page Two

Very truly yours,

Michael M. Rothenberg

Portfolio Manager

cc: Stewart G. MacDonald, Jr., Chief Executive Officer

cc: Michael J. Shea, Chief Financial Officer and Treasurer